

02005371

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39753

FEB 27 2002

3/4/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ECOBAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue 10th Floor
(No. and Street)

New York, (City) NY (State) 10022-7513 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen deGot 212-805-8300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio
(Name — *if individual, state last, first, middle name*)

1370 Avenue of the Americas, New York, NY 10019
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Stephen P. de Got and Michael A. Kelly, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ecoban Securities Corporation for the year ended December 31, 2001 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/14/02
Stephen P. de Got — Date
President & General Securities Principal

2/14/02
Michael A. Kelly — Date
Financial & Operations Principal

STATE OF NEW YORK)
)ss.:
COUNTY OF NEW YORK)

I, Alexandra P. Zagorskaya, a Notary Public of the State of New York, hereby affirm that on this 14th day of February, 2002 before me personally came Stephen P. de Got and Michael A. Kelly to me personally known, who by me duly sworn, did depose and say that they executed the forgoing instrument.

Notary Public
ALEXANDRA P. ZAGORSKAYA
Notary Public, State of New York
No. 01ZA6063320
Qualified in New York County
Commission Expires Aug. 27 2005

FARKOUH, FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS

1370 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

(212) 245-5900

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Ecoban Securities Corporation:

We have audited the statement of financial condition of Ecoban Securities Corporation, a wholly-owned subsidiary of Ecoban Finance Limited, LLC, as of December 31, 2001 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ecoban Securities Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 24, 2002

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$346,344
Prepaid expenses and other assets	2,240
	$348,584

LIABILITIES

Accrued expenses and taxes	$11,868

STOCKHOLDER'S EQUITY

Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding	103
Additional paid-in capital	378,932
Accumulated (deficit) (see statement attached)	(42,319)
	336,716
	$348,584

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Fees and commissions	$29,000
Interest income	5,792
Miscellaneous income	4,275
	39,067
EXPENSES:	
Compensation and benefits	28,725
Other operating expenses	11,718
Regulatory fees	2,393
	42,836
(Loss) before income taxes	(3,769)
Provision for income taxes	1,518
NET (LOSS) - TO STATEMENT OF STOCKHOLDER'S EQUITY	$ (5,287)
(Loss) per share of common stock	$ (51.33)

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
BALANCE, JANUARY 1, 2001..................	$ 103	$ 378,932	$ (37,032)	$ 342,003
NET (LOSS) - (STATEMENT ATTACHED)...			(5,287)	(5,287)
BALANCE, DECEMBER 31, 2001..............	$ 103	$ 378,932	$ (42,319)	$ 336,716

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (5,287)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Decrease in due from related party	10,760
Decrease in prepaid expenses and other assets	295
Increase in accrued expenses and taxes	540
(Decrease) in income tax payable - related party	(3,747)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,561
Cash and cash equivalents - January 1, 2001	343,783
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2001	$ 346,344

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2001

ORGANIZATION:

Ecoban Securities Corporation, (a wholly-owned subsidiary of Ecoban Finance Limited LLC) the "Company", is registered as a broker and dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the National Association of Securities Dealers. The Company operates primarily as the exclusive agent for its affiliated entities to sell debt securities owned by them. In addition, the Company may, from time to time, purchase and sell debt and equity securities, for other purposes. All trading activity and transactions during the year were consummated for the benefit of its affiliates. The Company conducts operations exclusively in New York. On August 8, 2001, Ecoban Finance Limited LLC purchased 100% of the issued and outstanding common stock of the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING – The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH EQUIVALENTS – Interest-bearing deposits with maturities at acquisition of 30 days or less are considered cash equivalents.

FEES AND COMMISSIONS – Fees are accrued as earned and commissions are earned and recorded on a trade-date basis.

ESTIMATES:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2001

NET CAPITAL AND RESERVE REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $334,476 which was $234,476 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0355 to 1.

RELATED PARTY TRANSACTIONS:

The Company charged fees and commissions to affiliated entities and was charged by its parent for personnel, administrative services, and rent. Fees and commissions earned from affiliated entities were $29,000. Amounts charged by the parent for personnel and administrative services of $29,015 have been recorded against their respective expense classifications in the accompanying statement of operations. Rent expense of $1,800 was charged by the parent, who holds the lease agreement for the shared space.

INCOME TAXES:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

During the year, all of the common stock of the Company was purchased by Ecoban Finance Limited LLC. The previous owner filed a consolidated income tax return that included the Company and several other subsidiaries. As a result, the Company's income tax net operating loss carryforward of $26,372 from 2000 may be limited by the Internal Revenue Code. The limitation, if any, cannot be determined at this time.

The Company, with a current year loss, will receive a tax benefit to the extent that any losses carried forward can be used to offset future income generated by the Company within the federal 20-year carryover period.

(Continued)

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2001

INCOME TAXES
(Continued):

SFAS No. 109 requires that the Company record deferred income taxes to recognize the tax effects of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. At December 31, 2001, such temporary differences resulted from net operating loss carry forwards which will expire through 2021. The necessity of establishing a valuation allowance was considered, and it was determined that it was not likely that the Company would be able to use the benefit of the tax asset in future years. Accordingly, as of December 31, 2001, any deferred tax asset would be fully offset by a valuation allowance.

The provision for income taxes of $1,518 for the year ended December 31, 2001 represents state and local taxes.

FAIR VALUE ACCOUNTING:

Substantially all of the Company's assets and liabilities are carried at amounts, which approximate fair value.

CASH:

During the course of the year ended December 31, 2001, the bank balances on occasion were in excess of the FDIC insurance limit of $100,000. At December 31, 2001, the Company's uninsured cash balance was $246,344.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$336,716
Less: Unallowed assets	2,240
Net capital	$334,476

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Total liabilities which represent aggregate indebtedness	$ 11,868
Minimum capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$100,000
Capital in excess of minimum requirements	$234,476
Ratio of aggregate indebtedness to net capital	0.0355

NOTE: There are no differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2001.

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2001

The Company claims a (k)(2)(i) exemption of Rule 15(c)3-1 and is not permitted to hold customer securities nor is it required to compute reserve requirements.

FARKOUH, FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS

1370 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

(212) 245-5900

To The Board of Directors
Ecoban Securities Corporation:

In planning and performing our audit of the financial statements of Ecoban Securities Corporation (the "Company") for the year ended December 31, 2001 on which we issued our report dated January 24, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree or compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
AS AT DECEMBER 31, 2001
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a public document.

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
Table of Contents

This report contains (check all applicable boxes):

			Page
(x)		Independent Auditor's Report	2
(x)	(a)	Facing Page	--
(x)	(b)	Statement of Financial Condition	3
(x)	(c)	Statement of Operations	4
(x)	(d)	Statement of Cash Flows	6
(x)	(e)	Statement of Change in Stockholder's Equity	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)	
		Notes to Financial Statements	7 – 9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	10
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	11
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (included in (h) above)	11
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required)	
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of consolidation (not applicable)	
(x)	(l)	An Oath of Affirmation	1
( )	(m)	A copy of the SIPC Supplemental Report (not required)	
(x)	(n)	Supplemental Report on Internal Control (a report describing any material inadequacies found to exist or found to have existed since the date of the previous audit)	